July 18, 2014

VIA FEDEX AND EDGAR

Re:	Catalent, Inc.

Amendment No. 5 to Registration Statement on Form S-1

File No. 333-193542

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Riedler, Mr. Greenspan and Ms. De Rosa:

On behalf of Catalent, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Amendment No. 4 to the Registration Statement as filed on May 30, 2014. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.

In addition, we are providing the following response to your comment letter, dated July 17, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 5. The response and information described below are based upon information provided to us by the Company.

2	July 18, 2014

Risk Factors

“We are dependent on key personnel…,” page 26

1.	Your proposed revised disclosure indicates a $20.9 million payment that will be triggered by the offering. Please provide disclosure regarding the expected effect of this known event in Management’s Discussion and Analysis. In addition, please reflect this obligation in the capitalization table presented on page 39 and provide an explanation in a footnote to the table.

In response to the Staff’s comment, the Company has revised the capitalization table pages 39-40 to reflect the obligation and Management’s Discussion and Analysis on p. 64 of Amendment No. 5.

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP